Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Brambles

22 August 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

8/31

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

19 August 2005

12) Total holding following this notification

65,703,790

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82-5205

9.07%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 22 August 2005

Details of Registered Holders

Capital Guardian Trust Company		2.96%
State Street Nominees Limited	3,534,491	
Bank of New York Nominees	503,612	
Northern Trust	187,700	
Chase Nominees Limited	10,845,929	
BT Globenet Nominees Ltd.	313,391	
Midland Bank plc	1,972,600	
Bankers Trust	887,200	
Barclays Bank,	110,300	
Barclays Global Securities Services		
Brown Bros.	14,235	
Nortrust Nominees	1,593,114	
Royal Bank of Scotland	29,600	
MSS Nominees Limited	30,200	
State Street Bank & Trust Co	76,500	
Citibank NA	27,100	
Mellon Bank N.A.	51,100	
ROY Nominees Limited	26,600	
Mellon Nominees (UK) Limited	462,000	
HSBC	27,913	
JP Morgan Chase Bank	747,358	
Total	21,440,943	

Capital International Limited		3.39%
State Street Nominees Limited	897,781	
Bank of New York Nominees	5,286,526	
Northern Trust	1,251,210	
Chase Nominees Limited	3,498,709	
Midland Bank plc	389,700	
Bankers Trust	377,342	
Barclays Bank,	278,600	
Barclays Global Securities Services		
Citibank London	1,000,991	
Morgan Guaranty	132,100	
Nortrust Nominees	3,315,820	
Royal Bank of Scotland	1,380,997	
MSS Nominees Limited	282,300	
State Street Bank & Trust Co	2,512,059	
National Westminster Bank	244,800	

FILE NO: 82-5205

Lloyds Bank	108,200	
Citibank NA	54,600	
Deutsche Bank AG	990,400	
Chase Manhattan Nominee Ltd	137,700	
HSBC Bank plc	611,100	
Mellon Bank N.A.	353,604	
Northern Trust AVFC	185,100	
KAS UK	127,415	
Mellon Nominees (UK) Limited	552,800	
Bank One London	339,380	
Clydesdale Bank plc	211,200	
JP Morgan Chase Bank	62,800	
Total	24,583,234	
Capital International S.A.		0.95%
State Street Nominees Limited	53,000	
Bank of New York Nominees	47,900	
Chase Nominees Limited	2,442,476	
Credit Suisse London Branch	103,600	
Midland Bank plc	314,500	
Barclays Bank, Barclays Global Securities Services	444,900	
Pictet & Cie, Geneva	54,500	
Brown Bros.	88,200	
Nortrust Nominees	48,300	
Morgan Stanley	42,100	
Royal Bank of Scotland	278,700	
J.P. Morgan	1,978,600	
National Westminster Bank	59,000	
Lloyds Bank	48,056	
RBSTB Nominees Ltd.	134,200	
Citibank NA	34,100	
Deutsche Bank AG	154,846	
HSBC Bank plc	499,330	
HSBC	25,800	
Total	6,852,108	
Capital International Inc.		0.57%
State Street Nominees Limited	1,911,500	
Bank of New York Nominees	152,585	
Chase Nominees Limited	133,400	
Midland Bank plc	189,700	
Brown Bros.	328,800	
Nortrust Nominees	163,026	
Royal Bank of Scotland	281,600	
Sumitomo Trust & Banking	106,300	
RBSTB Nominees Ltd.	66,500	
State Street Australia Limited	77,000	
HSBC Bank plc	281,794	
JP Morgan Chase Bank	447,300	
Total	4,139,505	
Capital Research and Management Company		1.20%
Chase Nominees Limited	8,688,000	
Total	8,688,000	